UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on December 12, 2024, the board of directors (the “Board”) of CN Energy Group Inc. (the “Company”) approved the nomination of Mr. Ming Yi as an independent member of the Board and the Chairperson of the Audit Committee.

On January 3, 2025, the Company entered into a director offer letter (the “Offer Letter”) with Mr. Ming Yi, which establishes other terms and conditions governing his service to the Company. Pursuant to Offer Letter, Mr. Ming Yi will receive an annual compensation in cash of $16,000 for his services as the independent director.

The foregoing description of the Offer Letter is a general description only and does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Letter, which is attached hereto as Exhibit 10.1.

This current report on Form 6-K of the Company is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-264579), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: January 10, 2024	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chairperson of the Board

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Exhibit Index

Exhibit No.	Description
10.1	Director Offer Letter

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